

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2022

Dwight Witmer
Chief Executive Officer
L A M Y
201 Allen St.
Unit 10104
New York, NY 10002

> **Re: L A M Y**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed November 29, 2022**
> **File No. 333-266341**

Dear Dwight Witmer:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 21, 2022 letter.

Amendment No. 3 to Registration Statement on Form S-1

Management's Discussion and Analysis and Plan of Operations
Results of Operations, page 23

1. Please provide a discussion that explains the fluctuations in your results of operations. Refer to Item 303(b)(2) of Regulation S-K.

Statements of Cash flows (Restated), page F-6

2. We note your response to comment 4. The journal entries provided show cash received from a financing and cash paid for assets. If that is the case, please remove your conflicting disclosure of non-cash investing and financing activities on page F-6 and

revise your description of the transactions on page F-10 so that it does not imply that these were non-cash transactions. If you did not directly receive cash or pay cash for these transactions, please remove them from your financing cash in-flows and investing cash out-flows. Refer to ASC 230-10-10-1, 50-3, and 50-4.

You may contact Keira Nakada at 202-551-3659 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Donald Field at 202-551-3680 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Robert Zepfel